

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2012

<u>Via e-mail</u>
Mark Widmar
Chief Financial Officer
First Solar, Inc.
350 West Washington Street
Suite 600
Tempe, Arizona 85281

   Re: **First Solar, Inc.**
      Form 10-K for the fiscal year ended December 31, 2011
      Filed February 29, 2012
      File No. 001-33156

Dear Mr. Widmar:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Amanda Ravitz

            Amanda Ravitz
            Assistant Director